Exhibit 12.1
WHITING PETROLEUM CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Six Months
	Ended	Year Ended December 31,
	June 30, 2010	2009	2008	2007	2006	2005
Fixed charges:
Interest expensed	$25,600	$53,582	$59,010	$65,977	$66,265	$35,245
Interest capitalized	783	3,406	3,129	3,664	556	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	5,724	11,026	6,068	6,527	7,224	6,802
Estimate of interest within rental expense	326	603	431	424	386	298

Total fixed charges	32,433	68,617	68,638	76,592	74,431	42,345

Earnings:
Income (loss) before income taxes	$341,984	$(162,835)	$408,820	$207,162	$233,272	$196,098
Income from equity investees	(643)	(1,581)	(1,625)	(1,365)	(282)	(409)
Fixed charges (above)	32,433	68,617	68,638	76,592	74,431	42,345
Amortization of capitalized interest	559	776	463	97	41	41
Distributed income from equity investees	673	1,780	1,775	928	987	657
Interest capitalized	(783)	(3,406)	(3,129)	(3,664)	(556)	—

Total earnings	$374,223	$(96,649)	$474,942	$279,750	$307,893	$238,732

Ratio of earnings to fixed charges (unaudited) (1)	11.54	—	6.92	3.65	4.14	5.64

(1)	For the year ended December 31, 2009, earnings were inadequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $165.3 million for the year ended December 31, 2009.